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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ADC TELECOMMUNICATIONS, INC.
(Name of Subject Company—Issuer)

ADC TELECOMMUNICATIONS, INC.
(Name of Filing Persons—Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.20 PER SHARE
(Title of Class of Securities)

000886 10 1
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

JEFFREY D. PFLAUM
VICE PRESIDENT, CHIEF LEGAL OFFICER AND CORPORATE SECRETARY
ADC TELECOMMUNICATIONS, INC.
13625 TECHNOLOGY DRIVE
EDEN PRAIRIE, MINNESOTA 55344-2252
(952) 938-8080
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

WITH A COPY TO:
JAY L. SWANSON
DORSEY & WHITNEY LLP
50 SOUTH SIXTH STREET
MINNEAPOLIS, MINNESOTA 55402
(612) 340-2600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$33,358,000	$3,069

* Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes that all currently outstanding employee stock options to purchase approximately 45,086,569 shares of ADC Telecommunications, Inc. common stock eligible to participate in the offer as described herein are acquired. In accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, the fee is based on the product of (a) the value of such options calculated based on the Black-Scholes option pricing model as the transaction value as of May 30, 2003, multiplied by (b) $92.00 per million.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.    SUMMARY TERM SHEET

        The information set forth under the heading "Summary of Terms" beginning on page 1 of the Stock Option Exchange Program Offer to Exchange, dated June 2, 2003 (the "Offer to Exchange"), filed with this Schedule TO as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION

        (a)    NAME AND ADDRESS.    The name of the issuer is ADC Telecommunications, Inc., a Minnesota Corporation (the "Company"), the address of its principal executive office is 13625 Technology Drive, Eden Prairie, Minnesota 55344-2252, and its telephone number is (952) 938-8080. The information beginning on page 36 of the Offer to Exchange under the heading "Information About ADC" is incorporated herein by reference.

        (b)    SECURITIES.    This Schedule TO relates to an offer by the Company to exchange certain options to purchase our common stock held by eligible employees of the Company. The information set forth on page 23 of the Offer to Exchange under the heading "The Offer—Number of Options" is incorporated herein by reference.

        (c)    TRADING MARKET AND PRICE.    The Company's common stock is traded on The NASDAQ Stock Market under the symbol "ADCT." The information set forth on page 33 of the Offer to Exchange under the heading "The Offer—Price Range of Common Stock Underlying the Options" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

        (a)    NAME AND ADDRESS.    ADC Telecommunications, Inc. is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth on page B-1 of the Offer to Exchange under the heading "Appendix B—Information About Our Directors and Executive Officers" is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

        (a)    MATERIAL TERMS.    The information set forth in the Offer to Exchange under the heading "Summary of Terms" on page 1, "The Offer—Eligible Employees" on page 22, "The Offer—Number of Options" on page 23, "The Offer—Expiration Date; Extension of Offer" on page 25, "The Offer—Procedures for Making an Election and Exchanging Options" on page 26, "The Offer—Changing or Withdrawing Your Election" on page 27, "The Offer—Acceptance of Options for Exchange and Issuance of New Options" on page 28, "The Offer—Source and Amount of Consideration" on page 33, "The Offer—Conditions of the Offer" on page 33, "The Offer—Termination; Amendment" on page 35, "Accounting Consequences to us of the Option Exchange" on page 39, "Status of Options Accepted by us in the Offer" on page 39, "Legal Matters; Regulatory Approvals" on page 39 and "Material Tax Consequences—United States" on page 40 is incorporated herein by reference.

        (b)    PURCHASES.    The information set forth on page 37 of the Offer to Exchange under the heading "Interests of Our Directors and Officers" is incorporated herein by reference.

ITEM 5.    PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        (e)    AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.    The information set forth on page 37 of the Offer to Exchange under the heading "Interests of Our Directors and Officers" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        (a)    PURPOSES.    The information set forth in the Offer to Exchange under the heading "The Offer—Purpose of the Offer" on page 25 is incorporated herein by reference.

        (b)    USE OF SECURITIES ACQUIRED.    The information set forth in the Offer to Exchange under the heading "The Offer—Acceptance of Options for Exchange and Issuance of New Options" on page 28, "Accounting Consequences to us of the Option Exchange" on page 39 and "Status of Options Accepted by us in the Offer" on page 39 is incorporated herein by reference.

        (c)    PLANS.    On an ongoing basis, the Company regularly evaluates strategic business and product acquisitions. The Company may pay cash or issue its stock in connection with such acquisitions. Also, the Company is currently reviewing its product portfolio. As part of this process, the Company may make strategic choices to add and/or subtract product lines in its portfolio with the goal of growing profitability and being a leader in each market the Company serves. Although the product portfolio review has not been completed, we are considering certain product lines for disposition. However, no final decisions have been reached.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        (a)    SOURCE OF FUNDS.    The information set forth in the Offer to Exchange under the heading "The Offer—Source and Amount of Consideration" on page 33 and "Fees and Expenses" on page 68 is incorporated herein by reference.

        (b)    CONDITIONS.    The information set forth in the Offer to Exchange under "The Offer—Conditions of the Offer" on page 33 is incorporated herein by reference.

        (d)    BORROWED FUNDS.    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        (a)    SECURITIES OWNERSHIP.    The information set forth in the Offer to Exchange under the heading "Interests of Our Directors and Officers" on page 37 is incorporated herein by reference.

        (b)    SECURITIES TRANSACTIONS.    The information set forth in the Offer to Exchange under the heading "Transactions and Arrangements Involving Our Stock Options and Common Stock" on page 38 is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

        (a)    SOLICITATIONS OR RECOMMENDATIONS.    Not applicable.

ITEM 10.    FINANCIAL STATEMENTS

        (a)    FINANCIAL INFORMATION.    The information set forth in the Offer to Exchange under the heading "Financial Information" on page 37, "Additional Information" on page 68, the financial information included under Item 8 in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2002, and under Item 1 in the Company's Quarterly Report on Form 10-Q for the three months ended January 31, 2003 is incorporated herein by reference.

        (b)    PRO FORMA INFORMATION.    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION

        (a)    AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.    Not applicable.

        (b)    OTHER MATERIAL INFORMATION.    Not applicable.

ITEM 12.    EXHIBITS

(a)(1)(A)	Offer to Exchange, dated June 2, 2003.
(a)(1)(B)	Offer to Exchange for Australian employees, dated June 2, 2003.
(a)(1)(C)	Form of e-mail to U.S., U.K., Canadian and Ireland employees regarding offer.
(a)(1)(D)	Form of e-mail to Australian employees regarding offer.
(a)(1)(E)	Form of e-mail to employees that do not have Employee Xpress access.
(a)(1)(F)	Form of memo sent to employees who do not have e-mail access.
(a)(1)(G)	Form of e-mail reminder regarding election deadline.
(a)(1)(H)	Form of e-mail confirmation of election by fax.
(a)(1)(I)	Form of memo confirmation of election by fax.
(a)(1)(J)	Form of e-mail accepting employee elections.
(a)(1)(K)	Form of memo accepting employee elections.
(a)(1)(L)	Form of printable election form.
(a)(1)(M)	Form of employee Xpress online election screen shots.
(a)(1)(N)	Form of personalized employee acceptance form.
(a)(1)(O)	Form of manager communication.
(a)(5)(A)	ADC Telecommunications, Inc. Annual Report on Form 10-K for the year ended October 31, 2002, filed with the Securities and Exchange Commission on January 10, 2003 and incorporated herein by reference.
(a)(5)(B)	ADC Telecommunications, Inc. Quarterly Report on Form 10-Q for the three months ended January 31, 2003, filed with the Securities and Exchange Commission on March 14, 2003 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)(A)	ADC Telecommunications, Inc. Global Stock Incentive Plan.
(d)(1)(B)	Australian Addendum to ADC Telecommunications, Inc. Global Stock Incentive Plan.
(d)(2)	Form of Omnibus Nonqualified Stock Option Agreement for replacement options pursuant to the ADC Telecommunication, Inc.'s Global Stock Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2003	ADC TELECOMMUNICATIONS, INC.
/s/ RICHARD R. ROSCITT Richard R. Roscitt Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated June 2, 2003.
(a)(1)(B)	Offer to Exchange for Australian employees, dated June 2, 2003.
(a)(1)(C)	Form of e-mail to U.S., U.K., Canadian and Ireland employees regarding offer.
(a)(1)(D)	Form of e-mail to Australian employees regarding offer.
(a)(1)(E)	Form of e-mail to employees that do not have Employee Xpress access.
(a)(1)(F)	Form of memo sent to employees who do not have e-mail access.
(a)(1)(G)	Form of e-mail reminder regarding election deadline.
(a)(1)(H)	Form of e-mail confirmation of election by fax.
(a)(1)(I)	Form of memo confirmation of election by fax.
(a)(1)(J)	Form of e-mail accepting employee elections.
(a)(1)(K)	Form of memo accepting employee elections.
(a)(1)(L)	Form of printable election form.
(a)(1)(M)	Form of employee Xpress online election screen shots.
(a)(1)(N)	Form of personalized employee acceptance form.
(a)(1)(O)	Form of manager communication.
(a)(5)(A)	ADC Telecommunications, Inc. Annual Report on Form 10-K for the year ended October 31, 2002, filed with the Securities and Exchange Commission on January 10, 2003 and incorporated herein by reference.
(a)(5)(B)	ADC Telecommunications, Inc. Quarterly Report on Form 10-Q for the three months ended January 31, 2003, filed with the Securities and Exchange Commission on March 14, 2003 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)(A)	ADC Telecommunications, Inc. Global Stock Incentive Plan.
(d)(1)(B)	Australian Addendum to ADC Telecommunications, Inc. Global Stock Incentive Plan.
(d)(2)	Form of Omnibus Nonqualified Stock Option Agreement for replacement options pursuant to the ADC Telecommunication, Inc.'s Global Stock Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

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TABLE OF CONTENTS
  ITEM 1. SUMMARY TERM SHEET
  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 10. FINANCIAL STATEMENTS
  ITEM 11. ADDITIONAL INFORMATION
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX